UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Occurrence of a Serious Industrial Accident

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCODX)

1. Details of the Serious Accident	Location of Occurrence	Stainless Steel Annealing and Pickling Plant at Pohang Works
	Description of Accident	Inhalation of acidic fumes from a pipe leak while moving between work areas (presumed)
	Number of Fatalities	1
	Number of the Injured	3

2. Date of Occurrence of Serious Industrial Accident		November 5, 2025

3. Date of Report to the Ministry of Employment and Labor		November 5, 2025

4. Measures Taken and Future Plans		A site inspection was conducted (by the police and the Ministry of Employment and Labor), and the Company will establish measures to prevent recurrence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: November 5 , 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President